Exhibit 99.1

Daqo New Energy Announces Unaudited First Quarter 2016 Results

CHONGQING, China—May 10, 2016—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its unaudited financial results for the first quarter of 2016.

First Quarter 2016 Financial and Operating Highlights

•	Polysilicon production volume of 3,405 MT in Q1 2016, compared to 3,547 MT in Q4 2015
•	Polysilicon external sales volume(1) of 2,905 MT in Q1 2016, compared to 3,092 MT in Q4 2015
•	Polysilicon average total production cost(2) of $9.65/kg in Q1 2016, compared to $9.74/kg in Q4 2015
•	Polysilicon average cash cost(2) of $7.62/kg in Q1 2016, compared to $7.69/kg in Q4 2015
•	Average selling price (ASP) of polysilicon was $13.72/kg in Q1 2016, compared to $13.86/kg in Q4 2015
•	Solar wafer sales volume of 22.1 million pieces in Q1 2016, compared to 21.0 million pieces in Q4 2015
•	Revenue of $57.7 million in Q1 2016, compared to $59.3 million in Q4 2015
•	Non-GAAP gross margin(3) of 32.6% in Q1 2016, up from 31.9% in Q4 2015
•	EBITDA (non-GAAP)(3) of $21.9 million in Q1 2016, compared to $23.4 million in Q4 2015
•	EBITDA margin (non-GAAP)(3) of 38.0% in Q1 2016, compared to 39.5% in Q4 2015
•	Net income attributable to Daqo New Energy shareholders of $8.3 million in Q1 2016, compared to $9.6 million in Q4 2015 and $1.2 million in Q1 2015
•	Earnings per basic ADS of $0.80 in Q1 2016, compared to $0.92 in Q4 2015 and $0.12 in Q1 2015
•	Adjusted net income (non-GAAP)(3) attributable to Daqo New Energy shareholders of $11.7 million in Q1 2016, compared to $11.9 million in Q4 2015 and $6.4 million in Q1 2015
•	Adjusted earnings per basic ADS (non-GAAP)(3) of $1.12 in Q1 2016, compared to $1.14 in Q4 2015 and $0.66 in Q1 2015

Recent Corporate highlight

•	On April 27, 2016, the Company’s subsidiary, Xinjiang Daqo New Energy Stock Co., Ltd. ("Xinjiang Daqo") received approval to list its shares on the National Equities Exchange and Quotations, an emerging over-the-counter market in China (the "New Third Board")

Three months ended

US$ millions except as indicated otherwise	Mar. 31, 2016	Dec. 31, 2015	Mar. 31, 2015
Revenues	57.7	59.3	41.9
Gross profit	16.7	16.9	8.5
Gross margin	29.0%	28.5%	20.2%
Income from operations	13.3	14.3	4.1
Net income attributable to Daqo New Energy shareholders	8.3	9.6	1.2
Earnings per basic ADS ($ per ADS)	0.80	0.92	0.12
Adjusted net income (non-GAAP)(3) attributable to Daqo New Energy shareholders	11.7	11.9	6.4
Adjusted earnings per basic ADS (non-GAAP)(3) ($ per ADS)	1.12	1.14	0.66
Non-GAAP gross profit(3)	18.8	18.9	11.7
Non-GAAP gross margin(3) (%)	32.6%	31.9%	28.0%
EBITDA (non-GAAP)(3)	21.9	23.4	11.4
EBITDA margin(3) (non-GAAP)	38.0%	39.5%	27.3%
Polysilicon external sales volume (MT)(1)	2,905	3,092	1,502
Polysilicon production cost ($/kg)(2)	9.65	9.74	12.80
Polysilicon cash cost (excl. dep’n) ($/kg)(2)	7.62	7.69	10.53

____________________________________

Notes:

(1)	Our polysilicon external sales volume excludes internal sales to our Chongqing wafer manufacturing subsidiary, which utilizes polysilicon as raw material for the production of solar wafers. The sales volume is the quantity of goods that have been accepted by customers, and thus the corresponding revenue has been recognized during the period indicated.
(2)	Production cost and cash cost only refer to production in our Xinjiang polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon in Xinjiang divided by the production volume in the quarter. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation expense in Xinjiang, divided by the production volume in the quarter.
(3)	Daqo New Energy provides non-GAAP gross profit, non-GAAP gross margin, EBITDA, EBITDA margin, adjusted net income (loss) attributable to our shareholders and adjusted earnings (loss) per ADS on a non-GAAP basis to provide supplemental information regarding its financial performance. For more information on these non-GAAP financial measures, please see the section captioned "Use of Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.

Commentary

“I would like to thank our entire team for delivering strong operating and financial results for the first quarter of 2016,” said Dr. Gongda Yao, Chief Executive Officer of the Company. “During the quarter, we produced 3,405 MT of polysilicon, representing full utilization of our manufacturing facilities, which surpassed our name plate capacity of 12,150 MT per year. The slight decrease in polysilicon production volume compared to Q4 of 2015 was primarily due to a smaller number of calendar days in Q1of 2016, and the impact of the Chinese New Year holidays. During the quarter, we sold 2,905 MT to our external customers, compared to 3,092 MT in Q4 of 2015. The difference is primarily due to a greater shipment of polysilicon for use at our Chongqing wafer facilities, which was 520MT in Q1 of 2016, compared to 415MT in Q4 of 2015, as well as lower polysilicon production volume. As we ramp up our Chonqing solar wafer capacity and aim to increase our wafer production volume from 21 million pieces per quarter in Q4 of 2015 to 25 million pieces per quarter by mid-2016, it is necessary that we ship an increasing volume of polysilicon to our Chongqing wafer manufacturing subsidiary in order to meet its raw material needs. Our polysilicon average total production cost and cash cost were $9.65/kg and $7.62/kg, respectively, during Q1 of 2016. As a result, despite lower ASPs in Q1 this year versus Q4 last year, we were able to achieve better gross margin. We continue to make progress toward our goal to further reduce our production cost and improve quality, and further enhance our profitability and competitive positioning.”

Since February 2016, polysilicon ASPs have improved meaningfully due to strong downstream demand. We saw significant additions of new wafer capacities in the market, which have increased polysilicon consumption and created an environment of relatively tight polysilicon supply. While spot market poly pricing improved substantially during the quarter, particularly during March, we believe the improvement was not fully reflected in our first quarter ASP, as we are primarily engaged in contracted sales with solar manufacturing customers and there is typically a two or three weeks’ delay from pricing and contracting to subsequent shipping and customer acceptance, which is when revenues are recognized.

During April and May, we saw further improvements in polysilicon market prices, which by now are up by approximately 40% to 45% from the January level, driven by low levels of channel inventory and an increase in downstream customer demand.

As we continue to expand our wafer capacity in Chongqing, our wafer sales volume increased from 21.0 million pieces in Q4 of 2015 to 22.1 million pieces in Q1 of 2016. As a result of the increase in wafer production capacity and sales volume, we also increased shipment of polysilicon to Chongqing during the quarter. Gross margin of our Chonqing wafer facility, on stand-alone basis, improved to 28.3% in Q1 of 2016, compared to 27.0% in Q4 of 2015. Our Chongqing wafer operations continue to contribute meaningfully to the Company’s profitability.

“In April, we received the approval to have the shares of Xinjiang Daqo listed on China’s New Third Board. This is very exciting for us, as we believe the listing will afford us more flexibility to fund our future growth as the global cost leader in the high-purity polysilicon manufacturing industry through access to capital in both the Chinese and U.S. capital markets, two of the most active in the world,” commented Dr. Gongda Yao, Chief Executive Officer of the Company.

Market outlook and Q2 2016 guidance

Excluding shipments of polysilicon to be used internally by our Chongqing solar wafer facility, the Company expects to sell approximately 2,850 MT to 2,950 MT of polysilicon to external customers during the second quarter of 2016. The above guidance reflects increased internal consumption of polysilicon by our own wafer subsidiary due to increased wafer production and wafer capacity expansion. Wafer sales volume is expected to be approximately 23.5 million to 24.0 million pieces for the second quarter. This outlook reflects our current and preliminary view as of the date of this press release and may be subject to change. Our ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

First Quarter 2016 Results

Revenues

Revenues were $57.7 million, compared to $59.3 million in the fourth quarter of 2015 and $41.9 million in the first quarter of 2015.

Revenues from polysilicon sales to external customers were $39.9 million, compared to $42.9 million in the fourth quarter of 2015 and $27.2 million in the first quarter of 2015. External sales volume was 2,905 MT during the first quarter of 2016, compared to 3,092 MT in the fourth quarter of 2015. Lower external sales volume relative to the fourth quarter of 2015 was primarily the result of increase in polysilicon shipment to the Company’s internal wafer facility, as well as lower production volume. Average selling price (ASP) of polysilicon was $13.72/kg in the first quarter of 2016, decreased from $13.86/kg in the fourth quarter of 2015.The decrease in polysilicon revenue from the fourth quarter of 2015 was primarily due to a lower external sales volume and slightly lower ASPs.

Revenues from wafer sales were $17.8 million, compared to $16.4 million in the fourth quarter of 2015 and $14.6 million in the first quarter of 2015. Wafer sales volume was 22.1 million pieces, compared to 21.0 million pieces in the fourth quarter of 2015 and 18.1 million pieces in the first quarter of 2015. The increase in wafer revenue from the fourth quarter of 2015 was primarily due to higher sales volume.

Gross profit and margin

Gross profit was approximately $16.7 million, compared to $16.9 million in the fourth quarter of 2015 and $8.5 million in the first quarter of 2015. Non-GAAP gross profit, which excludes costs related to the non-operational polysilicon operations in Chongqing, was approximately $18.8 million, compared to $18.9 million in the fourth quarter of 2015 and $11.7 million in the first quarter of 2015. Gross margin was 29.0%, compared to 28.5% in the fourth quarter of 2015 and 20.2% in the first quarter of 2015.

In the first quarter of 2016, total costs related to the non-operational Chongqing polysilicon plant including depreciation were $2.0 million, compared to $2.0 million in the fourth quarter of 2015 and $3.3 million in the first quarter of 2015. Excluding such costs, the non-GAAP gross margin was approximately 32.6%, compared to 31.9% in the fourth quarter of 2015 and 28.0% in the first quarter of 2015.

Selling, general and administrative expenses

Selling, general and administrative expenses were $4.1 million, compared to $2.3 million in the fourth quarter of 2015 and $4.6 million in the first quarter of 2015. The increase in SG&A in the first quarter of 2016 as compared to the fourth quarter of 2015 was primarily due to higher share-based compensation expenses, which are non-cash expenses related to the company’s share-based incentive programs.

Research and development expenses

Research and development expenses were approximately $0.1 million, compared to $0.5 million in the fourth quarter of 2015 and $0.1 million in the first quarter of 2015.

Other operating income (expense)

Other operating income was $0.7 million, compared to $1.7 million in the fourth quarter of 2015 and other operating expense of $0.3 million in the first quarter of 2015. Other operating income mainly consists of unrestricted cash incentives that the Company received from local government authorities, the amount of which varies from period to period.

Income from operations and operating margin

Income from operations was $13.3 million, compared to $14.3 million in the fourth quarter of 2015 and $4.1 million in the first quarter of 2015.

Operating margin was 23.1%, compared to 24.1% in the fourth quarter of 2015 and 9.7% in the first quarter of 2015.

Interest expense

Interest expenses were $3.9 million, compared to $4.3 million in the fourth quarter of 2015 and $3.2 million in the first quarter of 2015.

EBITDA

EBITDA was $21.9 million, compared to $23.4 million in the fourth quarter of 2015 and $11.4 million in the first quarter of 2015. EBITDA margin was 38.0%, compared to 39.5% in the fourth quarter of 2015 and 27.3% in the first quarter of 2015.

Net income attributable to our shareholders and earnings per ADS

Net income attributable to Daqo New Energy Corp. shareholders was $8.3 million, compared to $9.6 million in the fourth quarter of 2015 and $1.2 million in the first quarter of 2015.

Earnings per basic ADS were $0.80, compared to $0.92 in the fourth quarter of 2015 and $0.12 in the first quarter of 2015.

Financial Condition

As of March 31, 2016, the Company had $35.7 million in cash and cash equivalents and restricted cash, compared to $33.6 million as of December 31, 2015 and $32.2 million as of March 31, 2015.

As of March 31, 2016, the accounts receivable balance was $15.4 million, compared to $19.9 million as of December 31, 2015 and $8.8 million as of March 31, 2015.

As of March 31, 2016, the notes receivable balance was $25.3 million, compared to $11.1 million as of December 31, 2015 and $48.4 million as of March 31, 2015.

As of March 31, 2016, total borrowings were $241.3 million, of which $114.8 million were long-term borrowings, compared to total borrowings of $242.5 million, including $118.5 million long-term borrowings, as of December 31, 2015, and total borrowings of $222.2 million, including $74.2 million long-term borrowings, as of March 31, 2015.

As of March 31, 2016, the notes payable balance was $28.1 million, compared to $20.2 million as of December 31, 2015 and $34.9 million as of March 31, 2015.

Cash Flows

For the three months ended March 31, 2016, net cash provided by operating activities was $22.5 million, compared to $1.3 million in the same period of 2015.

For the three months ended March 31, 2016, net cash used in investing activities was $17.5 million, compared to $16.3 million in the same period of 2015. The net cash used in investing activities during the first quarter of 2016 was primarily related to the capital expenditure of Xinjiang polysilicon facilities.

For the three months ended March 31, 2016, net cash used in financing activities was $3.3 million, compared to net cash provided by financing activities of $22.7 million in the same period of 2015.

Non-GAAP Financial Measures

To supplement Daqo’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), the Company uses certain non-GAAP financial measures that are adjusted for certain items from the most directly comparable GAAP measures including non-GAAP gross profit and non-GAAP gross margin; earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA margin; adjusted net income attributable to our shareholders and adjusted earnings per basic ADS. Management believes that each of these non-GAAP measures is useful to investors, enabling them to better assess changes in key element of the Company's results of operations across different reporting periods on a consistent basis, independent of certain items as described below. Thus, management believes that, used in conjunction with US GAAP financial measures, these non-GAAP financial measures provide investors with meaningful supplemental information to assess the Company's operating results in a manner that is focused on its ongoing, core operating performance. Management uses these non-GAAP measures internally to assess the business, its financial performance, current and historical results, as well as for strategic decision-making and forecasting future results. Given management's use of these non-GAAP measures, the Company believes these measures are important to investors in understanding the Company's operating results as seen through the eyes of management. These non-GAAP measures are not prepared in accordance with US GAAP or intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP; the non-GAAP measures should be reviewed together with the US GAAP measures, and may be different from non-GAAP measures used by other companies.

Non-GAAP gross profit and non-GAAP gross margin includes adjustments for costs related to the non-operational polysilicon assets in Chongqing. Such costs mainly consist of non-cash depreciation costs, as well as utilities and maintenance costs associated with the temporarily idle polysilicon machinery and equipment, which will be or are in the process of being relocated to the Company's Xinjiang polysilicon manufacturing facility. The Company would expect a majority of these costs, such as depreciation, will continue to occur as part of the production cost at the Xinjiang facilities subsequent to the completion of the relocation plan. Once these assets are placed back in service, the Company will remove this adjustment from the non-GAAP reconciling item. The Company also uses EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenue. Adjusted net income attributable to our shareholders and adjusted earnings per basic ADS excludes costs related to the non-operational polysilicon assets in Chongqing as described above. It also excludes costs related to share-based compensation. Share-based compensation is a non-cash expense that varies from period to period. As a result, management excludes this item from its internal operating forecasts and models. Management believes that this adjustment for share-based compensation provides investors with a basis to measure the company's core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation.

A reconciliation of non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM Eastern Time on May 10, 2016.

The dial-in details for the live conference call are as follows:

Participant dial in (toll free):	+1-888-346-8982
Participant international dial in:	+1-412-902-4272
China mainland toll free:	4001-201203
China Beijing local toll:	+86-105-357-3132
Hong Kong toll free:	800-905945
Hong Kong-local toll:	+852-301-84992

Participants please ask to be joined into the Daqo New Energy Corp. call.

You can also listen to the conference call via Webcast through the URL:

http://mms.prnasia.com/DQ/20160510/default.aspx

A replay of the call will be available 1 hour after the end of the conference through May 17, 2016.

The conference call replay numbers are as follows:

US Toll Free:	1-877-344-7529
International Toll:	1-412-317-0088
Canada Toll Free:	855-669-9568
Replay access code:	10085353

Participants will be required to state their name and company upon entering the call.

Investors will also have the opportunity to listen to the replay over the Internet through the investor relations section of Daqo New Energy’s web site at: www.dqsolar.com

About Daqo New Energy Corp.

Founded in 2008, Daqo New Energy Corp. (NYSE: DQ) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. As one of the world's lowest cost producers of high-purity polysilicon and solar wafers, the Company primarily sells its products to solar cell and solar module manufacturers. The Company has built a manufacturing facility that is technically advanced and highly efficient with a nameplate capacity of 12,150 metric tons in Xinjiang, China. The Company also operates a solar wafer manufacturing facility in Chongqing, China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter of 2016 and quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and our ability to lower our production costs. Further information regarding these and other risks is included in the reports or documents we have filed with, or furnished to, the Securities and Exchange Commission. Daqo New Energy does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Preliminary Condensed Consolidated Statement of Operations and Comprehensive Income

(US dollars in thousands, except ADS and per ADS data)

	Three months Ended
	Mar. 31, 2016	Dec. 31, 2015	Mar. 31, 2015

Revenues	$57,676	$59,277	$41,870
Cost of revenues	(40,940)	(42,362)	(33,401)
Gross profit	16,736	16,915	8,469
Operating expenses
Selling, general and administrative expenses	(4,059)	(2,261)	(4,574)
Research and development expenses	(82)	(516)	(111)
Other operating income (expenses)	715	1,745	298
Impairment of long-lived assets	-	(1,623)	-
Total operating expenses	(3,426)	(2,655)	(4,387)
Income from operations	13,310	14,260	4,082
Interest expense	(3,905)	(4,260)	(3,217)
Interest income	96	258	53
Foreign exchange gain (loss)	1	(6)	475
Income before income taxes	9,502	10,252	1,393
Income tax expenses	(1,112)	(542)	(215)
Net income	8,390	9.710	1,178
Net income attributable to non-controlling interest	65	91	-
Net income attributable to Daqo New Energy Corp. shareholders	$8,325	$9,619	$1,178

Net income	8,390	9,710	1,178
Other comprehensive income:
Foreign currency translation adjustments	2,018	(5,333)	(93)
Total other comprehensive income	2,018	(5,333)	(93)
Comprehensive income (loss)	10,408	4,377	-
Comprehensive income (loss) attributable to noncontrolling interest	76	61	-
Comprehensive income attributable to Daqo New Energy Corp. shareholders	$10,332	$4,316	$1,085

Earnings per ADS
Basic	0.80	0.92	$0.12
Diluted	0.79	0.91	$0.12
Weighted average ADS outstanding
Basic	10,434,199	10,447,744	9,793,703
Diluted	10,552,339	10,570,777	9,946,986

Daqo New Energy Corp.

Unaudited Consolidated Balance Sheet

(US dollars in thousands)

	Mar. 31, 2016	Dec. 31, 2015	Mar. 31, 2015

ASSETS:
Current Assets:
Cash and cash equivalents	$16,349	$14,490	$14,838
Restricted cash	19,380	19,063	17,333
Accounts receivable, net	15,396	19,850	8,816
Note Receivables	25,273	11,110	48,370
Prepaid expenses and other current assets	8,212	12,235	15,511
Advances to suppliers	1,028	1,028	1,520
Inventories	10,868	10,716	9,398
Amount due from related party	1,499	285	12,447
Total current assets	98,005	88,777	128,233
Property, plant and equipment, net	546,431	544,326	559,591
Prepaid land use right	27,185	27,122	28,879
Deferred tax assets	632	627	-
Investment in an affiliate	188	-	-
Other non-current assets	-	-	169
TOTAL ASSETS	672,441	660,852	716,872

Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	126,461	123,937	147,982
Accounts payable	18,309	17,492	17,579
Note payables	28,140	20,153	34,918
Advances from customers	7,724	8,183	6,871
Payables for purchases of property, plant and equipment	41,379	49,675	63,612
Accrued expenses and other current liabilities	8,937	8,617	9,184
Amount due to related party	46,689	46,397	95,654
Income tax payable	1,190	941	216
Total current liabilities	278,829	275,395	376,016
Long-term borrowings	114,824	118,548	74,187
Advance from customers – long term portion	-	-	2,272
Other long Term Liabilities	25,276	25,253	26,414
TOTAL LIABILITIES	418,929	419,196	478,889

EQUITY:
Ordinary shares	26	26	26
Treasury stock	(1,749)	(1,749)	(399)
Additional paid-in capital	237,806	236,358	233,250
Accumulated income (losses)	5,264	(3,061)	(14,840)
Accumulated other comprehensive income	10,787	8,780	19,946
Daqo New Energy Corp.’s shareholders’ equity	252,134	240,354	237,983
Noncontrolling interest	1,378	1,302	-
Total equity	253,512	241,656	237,983

TOTAL LIABILITIES & EQUITY	672,441	660,852	716,872

Daqo New Energy Corp.

Unaudited Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the three months ended March 31,
	2016	2015
Operating Activities:
Net income	$8,390	$1,178
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	1,344	1,993
Inventory write-down	-	62
Allowance for doubtful accounts	(375)	176
Depreciation of property, plant and equipment	8,607	6,885

Changes in operating assets and liabilities:
Accounts receivable	4,984	(272)
Note receivables	(14,076)	1,919
Prepaid expenses and other current assets	4,119	(2,662)
Advances to suppliers	8	(166)
Inventories	(68)	131
Amount due from related parties	(1,192)	(6,838)
Amount due to related parties	259	3,404
Prepaid land use rights	150	156
Accounts payable	680	778
Notes payables	9,884	(4,094)
Accrued expenses and other current liabilities	253	219
Income tax payable	249	216
Advances from customers	(523)	(1,577)
Deferred government subsidies	(175)	(170)
Net cash provided by operating activities	22,518	1,338

Investing activities:
Purchases of property, plant and equipment	(17,114)	(26,251)
Increase (decrease) in restricted cash	(168)	4,858
Proceeds from disposition of Nanjing Daqo	-	5,110
Investment in an affiliate	(188)	-
Net cash used in investing activities	(17,470)	(16,283)

Financing activities:
Proceeds from related parties loans	23,878	35,702
Repayment of related parties loans	(24,208)	(26,012)
Proceeds from bank borrowings	-	31,201
Repayment of bank borrowings	(3,058)	(46,319)
Proceeds from follow-on equity offering	-	30,030
Issuance cost for follow-on equity offering	-	(2,033)
Proceeds from options exercised	104	141
Net cash used in (provided by) financing activities	(3,284)	22,710

Effect of exchange rate changes	95	5
Net increase in cash and cash equivalents	1,859	7,770
Cash and cash equivalents at the beginning of the period	14,490	7,068
Cash and cash equivalents at the end of the period	16,349	14,838

Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months Ended
	Mar. 31, 2016	Dec. 31, 2015	Mar. 31, 2015
Gross profit	16,736	16,915	8,469
Costs related to the non-operational Chongqing polysilicon operations	2,049	1,976	3,275
Non-GAAP gross profit	18,785	18,891	11,744

	Three months Ended
	Mar. 31, 2016	Dec. 31, 2015	Mar. 31, 2015
Gross margin	29.0%	28.5%	20.2%
Costs related to the non-operational Chongqing polysilicon operations (proportion of revenue)	3.6%	3.4%	7.8%
Non-GAAP gross margin	32.6%	31.9%	28.0%

	Three months Ended
	Mar. 31, 2016	Dec. 31, 2015	Mar. 31, 2015
Net income	8,390	9,710	1,178
Income tax expense	1,112	542	215
Interest expense	3,905	4,260	3,217
Interest income	(96)	(258)	(53)
Depreciation	8,607	9,131	6,885
EBITDA (non-GAAP)	21,918	23,385	11,442
EBIDTA margin (non-GAAP)	38.0%	39.5%	27.3%

	Three months Ended
	Mar. 31, 2016	Dec. 31, 2015	Mar. 31, 2015
Net income / (loss)	8,325	9,619	1,178
Costs related to the non-operational Chongqing polysilicon operations	2,049	1,976	3,275
Share-based compensation	1,344	275	1,991
Adjusted Net income (non-GAAP)	11,718	11,870	6,444
Adjusted Earnings per basic ADS (non-GAAP)	$1.12	$1.14	$0.66
Adjusted Earnings per diluted ADS (non-GAAP)	$1.11	$1.13	$0.65

For further information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

Phone: +86-23-6486-6556

Email: Kevin.he@daqo.com

SOURCE: Daqo New Energy Corp.